Spotify Technology S.A.

42-44, avenue de la Gare

L-1610 Luxembourg

Grand Duchy of Luxembourg

March 20, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Etheredge, Robert S. Littlepage, Joshua Shainess, and Celeste M. Murphy

Spotify Technology S.A.

Registration Statement on

Form F-1 (File No. 333-223300)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned registration statement on Form F-1 (the “Registration Statement”) relating to the registration of 55,731,480 ordinary shares, par value €0.000625 per share, of Spotify Technology S.A. (the “Company”), be accelerated to March 22, 2018 at 9:00 a.m. E.D.T. or as soon thereafter as may be practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Gregory P. Rodgers at (212) 906-2918.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Gregory P. Rodgers of Latham & Watkins LLP at the number set forth above. Thank you for your assistance in this matter.

*****

Sincerely,

/s/ Horacio Gutierrez
Horacio Gutierrez
General Counsel

Enclosures

cc:	(via email)
Marc D. Jaffe, Latham & Watkins LLP
Gregory P. Rodgers, Latham & Watkins LLP
Benjamin Cohen, Latham & Watkins LLP